UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Clean Diesel Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

18449C 500

(CUSIP Number)

Thomas W. Henning, Esq.

Allen Matkins Leck Gamble Mallory & Natsis LLP

865 South Figueroa Street, Suite 2800

Los Angeles, CA 90017

(213) 622-5555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 18449C 500

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kanis S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,012,708 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,012,708 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,012,708 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.6%

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 4,962,908 shares held directly and warrants to acquire 49,800 shares of common stock.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Clean Diesel Technologies, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at: 1621 Fiske Place, Oxnard, CA 93033.

Item 2.  Identity and Background

(a), (f) This statement is being filed by:

(i) Kanis S.A., a British Virgin Islands corporation (“Kanis S.A.” or the “Reporting Person”).

(b) The address of the principal business and principal office of the Reporting Person is c/o 235 Old Marylebone Road, London NW1 5QT, England.

(c) Kanis S.A.’s principal business is to serve as a privately held investment company.

(d), (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not (ii)  a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

As of August 30, 2016, Kanis S.A. acquired 4,872,032 shares of the Issuer’s Common Stock (the “Subject Shares”) in exchange for outstanding promissory notes and other evidences of debt (the “Kanis Notes”) in the aggregate principal amount of $7,500,000 plus $400,000 in accrued but unpaid interest thereon through and including August 30, 2016 (the “Kanis Indebtedness”).  The number of shares of Issuer’s Common Stock issuable to Kanis S.A. was determined by dividing the Kanis Indebtedness as of the date of the exchange by $1.6215.

Item 4.  Purpose of Transaction

By converting the Kanis Notes into the Subject Shares, the Reporting Person provides the Issuer with an opportunity to significantly reduce the debt on its balance sheet and simplify its capital structure to support the Issuer’s path to profitability.  The Reporting Person wishes to assist the Issuer to increase the Issuer’s financial strength by reducing the outstanding debt and enhancing its ability to invest its available cash in operating activities.

The disclosures in Item 6 are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer

(a)  In addition to the Subject Shares, the Reporting Person has warrants to acquire 49,800 shares of Common Stock.  Therefore, the Reporting Person beneficially owns 5,012,708 shares representing 52.6% of the outstanding shares of the class.

(b)  Based on the foregoing, the Reporting Person has the sole power to direct the vote and disposition of the Subject Shares.

(c)  From 2011 to 2016, Kanis S.A. made several loans to the Issuer in the total principal amount of $7,500,000.  On June 30, 2016, the Issuer and Kanis S.A. entered into a letter agreement (the “Kanis Exchange Agreement”), pursuant to which the parties agreed to an aggregate of $7,500,000 in principal amount of outstanding promissory notes and other evidences of debt held by Kanis S.A. (the “Kanis Notes”) plus accrued but unpaid interest thereon (the “Kanis Indebtedness”), for a number of shares of Common Stock determined by dividing the Kanis Indebtedness as of the date of the exchange by $1.6215 (the “Kanis Exchange”).  On August 25, 2016, the Issuer’s stockholders approved the Kanis Exchange and on August 30, 2016, Kanis S.A. was issued 4,872,032 shares of Common Stock in exchange for $7,900,000 in Kanis Indebtedness.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Kanis S.A. and the Issuer are parties to the Kanis Exchange Agreement.  In connection with the Kanis Exchange Agreement, the Issuer, Kanis S.A. and Haldor Topsøe A/S entered into a Debt Subordination Agreement dated June 30, 2016.

In addition, in exchange for a loan in the principal amount of $2,000,000, on April 1, 2016 issued to Kanis S.A. a Promissory Note.

The Issuer has also issued to Kanis the following warrants:

CLEAN DIESEL TECHNOLOGIES, INC.

Kanis SA Warrants

Warrant #	Issuee	Issue Date	Exp Date	Pre-Split Shares	Post-Split Shares	Pre-Split Exercise Price	Post-Split Exercise Price
12-03A	Kanis SA(1)	10/07/15	11/11/19	25,000	5,000.0	$1.750	$8.75
3A	Kanis SA(2)	10/07/15	11/11/19	5,000	1,000.0	$1.750	$8.75
4A	Kanis SA	10/07/15	11/11/19	45,000	9,000.0	$1.750	$8.75
5A	Kanis SA	10/07/15	11/11/19	94,000	18,800.0	$1.250	$6.25
31	Kanis SA	11/11/14	11/11/19	80,000	16,000.0	$1.750	$8.75

(1) Exercisable on or after June 30, 2013.  Expiration 11/11/2019 or that date which is 30 days after Issuer gives notice to warrant holder that the market value of one share of CDTI common stock has exceeded 130% of the exercise price of the warrant for 10 consecutive days, commencing on or after June 30, 2013.

(2) Exercisable on or after August 16, 2014.  Expiration 11/11/2019 or that date which is 30 days after Issuer gives notice to warrant holder that the market value of one share of CDTI common stock has exceeded 130% of the exercise price of the warrant for 10 consecutive days, commencing on or after August 16, 2014.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1          Letter Agreement, dated as of June 30, 2016, between the Issuer and Kanis S.A.

Exhibit 99.2          Debt Subordination Agreement, dated June 30, 2016, between the Issuer, Kanis S.A. and Haldor Topsøe A/S.

Exhibit 99.3          Warrant for Purchase of Common Stock of the Issuer, dated December 30, 2010, between the Issuer and Kanis S.A.

Exhibit 99.4          Warrant for Purchase of Common Stock of the Issuer, dated February 16, 2012, between the Issuer and Kanis S.A.

Exhibit 99.5          Warrant for Purchase of Common Stock of the Issuer, dated July 27, 2012, between the Issuer and Kanis S.A.

Exhibit 99.6          Common Stock Purchase Warrant, dated July 3, 2013, between the Issuer and Kanis S.A.

Exhibit 99.7          Warrant for Purchase of Common Stock of the Issuer, dated November 11, 2014, between the Issuer and Kanis S.A.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2016	KANIS, S.A.

	By:	/s/ Derek Gray
Name: Derek Gray
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Letter Agreement, dated as of June 30, 2016, between the Issuer and Kanis S.A.

Exhibit 99.2	Debt Subordination Agreement, dated June 30, 2016, between the Issuer, Kanis S.A. and Haldor Topsøe A/S.

Exhibit 99.3	Warrant for Purchase of Common Stock of the Issuer, dated December 30, 2010, between the Issuer and Kanis S.A.

Exhibit 99.4	Warrant for Purchase of Common Stock of the Issuer, dated February 16, 2012, between the Issuer and Kanis S.A.

Exhibit 99.5	Warrant for Purchase of Common Stock of the Issuer, dated July 27, 2012, between the Issuer and Kanis S.A.

Exhibit 99.6	Common Stock Purchase Warrant, dated July 3, 2013, between the Issuer and Kanis S.A.

Exhibit 99.7	Warrant for Purchase of Common Stock of the Issuer, dated November 11, 2014, between the Issuer and Kanis S.A.